UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

International Consolidated Companies, Inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
459357109
(CUSIP Number)
January 14, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	459357109

1	NAMES OF REPORTING PERSONS North America Life Insurance Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		29,185,128

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		29,185,128

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	29,185,128

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	21.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IC

CUSIP No.	459357109

1	NAMES OF REPORTING PERSONS R.D. Tips, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		29,185,128

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		29,185,128

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	29,185,128

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	21.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	459357109

1	NAMES OF REPORTING PERSONS Robert D. Tips

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		29,185,128

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		29,185,128

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	29,185,128

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	21.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	459357109

1	NAMES OF REPORTING PERSONS Clif Mitchell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		6,017,797

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		29,185,128

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,017,797

WITH:	8	SHARED DISPOSITIVE POWER

		29,185,128

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	35,202,925

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	26%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	459357109
SCHEDULE 13G

Item 1(a)	Name of Issuer.

The issuer is International Consolidated Companies, Inc. (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices.

The address of the Issuer is 8191 Tamiami Trail, Suite 104, Sarasota, Florida 34243.

Item 2(a)	Name of Person Filing.

This statement is filed by the following reporting persons:

1. North America Life Insurance Company, a Texas corporation (the “Company”)

2. R.D. Tips, Inc., a Texas corporation, the owner of 55% of the Company

3. Robert D. Tips, an individual and the sole shareholder of R.D. Tips, Inc.

4. Clif Mitchell, an individual

Item 2(b)	Address of Principal Business Office.

The address of the Company and Clif Mitchell is 1300 Guadalupe Street, Suite 200, Austin, Texas 78701.

The address of R.D. Tips, Inc. and Robert D. Tips is 1700 S.E. Military Drive, San Antonio, Texas 78214.

Item 2(c)	Place of Organization.

The Company and R.D. Tips, Inc. are Texas entities. Clif Mitchell and Robert D. Tips are United States citizens and residents of the state of Texas.

Item 2(d)	Title of Class of Securities.

Common stock, no par value

Item 2(e)	CUSIP Number.

459357109

CUSIP No.	459357109

Item 3	Reporting Person.

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☑	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

Item 4	Ownership.
The information contained in Items 5-11 on the cover pages is incorporated herein by reference.
The Company beneficially owns outright 2,185,128 shares of common stock of the Issuer and Clif Mitchell beneficially owns outright 6,017,797 shares of common stock of the Issuer.
As of May 5, 2009, the Company loaned $400,000.00 to Antonio F. Uccello III, as a result of which Mr. Uccello executed a promissory note for the benefit of the Company (the “Note”). To secure the Note, Mr. Uccello entered into a pledge agreement (the “Pledge Agreement”) with the Company, pursuant to which he pledged 27,000,000 shares of common stock of the Issuer (the “Pledged Shares”) as collateral security for the repayment of the Note. Pursuant to the terms of the Pledge Agreement, the Company may take record title to and vote the Pledged Shares upon an “Event of Default.” An “Event of Default” occurred under the Note, and the Company has taken record title to the Pledged Shares and has notified Mr. Uccello that it intends to exercise its voting rights over the Pledged Shares, but has not yet foreclosed on the Pledged Shares.

CUSIP No.	459357109
R.D. Tips, Inc. and North America Financial Holdings, Ltd. are the sole shareholders of the Company. R.D. Tips, Inc. owns 55% of the Company and North America Financial Holdings, Ltd. owns 45%, but all of the Company’s shares are held in a voting trust of which Clif Mitchell and Robert D. Tips are co-trustees, acting by unanimous consent. Robert D. Tips is the sole shareholder of R.D. Tips, Inc. The sole general partner of North America Financial Holdings, Ltd. is North America Financial Management, L.L.C., and its sole limited partner is Clif Mitchell. Robert D. Tips and Clif Mitchell may be deemed to beneficially own the Pledged Shares held by the Company as well as the 2,185,128 shares beneficially owned by the Company apart from the Pledged Shares on the basis of their position as co-trustees of the Voting Trust. R.D. Tips, Inc. may be deemed a beneficial owner of the 2,185,128 shares as well as the Pledged Shares as the controlling shareholder of the Company.
The filing of this Statement shall NOT be construed as an admission that the reporting persons filing are beneficial owners of the shares covered by this Statement for any purpose, including for purposes of Sections 13, 14, or 16 of the Securities Exchange Act of 1934. R.D. Tips, Inc., Robert D. Tips, and Clif Mitchell disclaim beneficial ownership of the shares of Common Stock beneficially owned by the Company. Neither any of the reporting persons nor any client or shareholder thereof is a member of a “group” for any purpose.

Item 5	Ownership of Five Percent or Less of a Class.

N/A

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

N/A

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

N/A

Item 8	Identification and Classification of Members of the Group.

N/A

Item 9	Notice of Dissolution of Group.

N/A

CUSIP No.	459357109

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	459357109
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 2010	NORTH AMERICA LIFE INSURANCE COMPANY
	By:	/s/ Clif Mitchell
		Name:	Clif Mitchell
		Title:	President

R.D. TIPS, INC.
	By:	/s/ Robert D. Tips
		Name:	Robert D. Tips
		Title:	President

/s/ Robert D. Tips
ROBERT D. TIPS

/s/ Clif Mitchell
CLIF MITCHELL

CUSIP No.	459357109
JOINT FILING AGREEMENT
The undersigned hereby agree to the joint filing of the Amendment to the Schedule 13G to which this Agreement is attached.

Date: March 3, 2010	NORTH AMERICA LIFE INSURANCE COMPANY
	By:	/s/ Clif Mitchell
		Name:	Clif Mitchell
		Title:	President

R.D. TIPS, INC.
	By:	/s/ Robert D. Tips
		Name:	Robert D. Tips
		Title:	President

/s/ Robert D. Tips
ROBERT D. TIPS

/s/ Clif Mitchell
CLIF MITCHELL